FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 5, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 5, 2009; and

2.

Material Change Report dated November 5, 2009 (re: November 5, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 5, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Board and Management Changes

Vancouver, BC – November 5, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces the resignation of the following persons as directors and officers of the Company:

John H. Resing, as Executive Chairman and Director;

Christopher Davie, as President and Chief Executive Officer;

John Cook, as Lead Director;

Gaston Araya, C., as Director;

Robert Baxter, as Director; and

Graham H. Scott, as Corporate Secretary.

Richard Fifer, C., a resident of Panama, and the sole remaining Director of the Company, is presently reconstituting the Board to include Daniel Small and David Levy of New York City, and David Kaplan of Connecticut.

The Company will issue a news release shortly disclosing the new Board members.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

November 5, 2009

Item 3.

News Release

The Company’s news release dated November 5, 2009, was disseminated by Marketwire, Incorporated on November 5, 2009.

Item 4.

Summary of Material Change

The Company announced Board and Management changes.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, Director of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 5, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Richard Fifer

Richard Fifer

Director

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Board and Management Changes

Vancouver, BC – November 5, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces the resignation of the following persons as directors and officers of the Company:

John H. Resing, as Executive Chairman and Director;

Christopher Davie, as President and Chief Executive Officer;

John Cook, as Lead Director;

Gaston Araya, C., as Director;

Robert Baxter, as Director; and

Graham H. Scott, as Corporate Secretary.

Richard Fifer, C., a resident of Panama, and the sole remaining Director of the Company, is presently reconstituting the Board to include Daniel Small and David Levy of New York City, and David Kaplan of Connecticut.

The Company will issue a news release shortly disclosing the new Board members.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN